McCORMICK
CAPITAL
MANAGEMENT, Inc.





February 28, 2007                         [GRAPHIC OMITTED]

A SLAP IN THE FACE
                               "HOLLOW - JUST AS I'VE ALWAYS SUSPECTED."
Dear Shareholders,

We have all seen it on TV; a hysterical individual has to be slapped in the face to get their attention and calm them down. That is what happened on February 27th when the Dow Jones average dropped 419 points or 3.3%. Investors were slapped in the face. This is a reminder that there is risk in investing.

History has shown that these "corrections" can take the market even lower. While the decline is painful in the short term, it does dampen rampant speculation and can create some buying opportunities. Our overall view of a good economy and a strong Corporate America remains intact. We still believe the foundation of higher dividends and earnings is in place to produce double digit returns by year end.

As a whole, the stock market decline on the 27th erased many gains for the year, however, our Elite stock Growth & Income Fund was still up 2.00% at the end of February.

INTEREST RATES/ BOND INCOME FUND

The returns from our bond Income Fund are almost as good as those from the stock fund. Up 1.53% for the first two months of the year is a good start. Our expectation for the year is that rates will remain stable in the range of 4.5% to 5%.

IRA SEASON

You have until April 15th to make contributions to your IRA for 2006. Don't let the opportunity to add to your retirement savings pass you by. Those of you over 50 can contribute up to $5,000. You should check with a tax consultant to see if you qualify.

Warm Regards,                                NAV VALUE AS OF  2/28/07
                                             Growth & Income:  $21.39
/s/ Dick McCormick                           Income Fund:       $9.91

Dick McCormick


PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/17/06, WHICH YOU PREVIOUSLY RECEIVED OR IS INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH MUST ACCOMPANY OR PRECEDE THIS LITERATURE. READ IT CAREFULLY BEFORE YOU INVEST.

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     SEATTLE AREA:  (206) 624-5863  o  TOLL FREE:  (800) 423-1068  o  EMAIL: MCMINFO@MCMELITE.COM  o  WWW.ELITEFUNDS.COM
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